UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Extraction Oil & Gas Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30227M105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30227M105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luminus Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization.
Delaware
	5	Sole Voting Power
0 shares
	6	Shared Voting Power
Number of
Shares		0 shares
Beneficially
Owned by		Refer to Item 4 below.
Each	7	Sole Dispositive Power
Reporting
Person		0 shares
With	8	Shared Dispositive Power 0 shares
4576,613 shares
Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares
Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)*
0%
Refer to Item 4 below.
12	Type of Reporting Person (See Instructions)
IA

CUSIP No.: 30227M105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luminus Energy Partners Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization.
Bermuda
5	Sole Voting Power
0 shares
6	Shared Voting Power
Number of
Shares	0 shares
Beneficially
Owned by	Refer to Item 4 below.
Each	7	Sole Dispositive Power
Reporting
Person	0 shares
With	8	Shared Dispositive Power
0 shares
Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares
Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)*
0%
Refer to Item 4 below.
12	Type of Reporting Person (See Instructions)
OO

CUSIP No.: 30227M105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Barrett
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization.
United States
	5	Sole Voting Power
0 shares
	6	Shared Voting Power
Number of
Shares		0 shares
Beneficially
Owned by		Refer to Item 4 below.
Each	7	Sole Dispositive Power
Reporting
Person		0 shares
With	8	Shared Dispositive Power
0 shares
Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares
Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)*
0%
Refer to Item 4 below.
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a) Name of Issuer:

Extraction Oil & Gas Inc.

(b)       Address of Issuer’s Principal Executive Offices:

370 17th Street

Suite 5300
Denver, CO 80202

Item 2.

(a)       Name of Person Filing:

Luminus Management, LLC

Luminus Energy Partners Master Fund, Ltd.

Jonathan Barrett

(b)       Address of Principal Business Office or, if none, Residence:

1700 Broadway, 26th Floor
New York, NY 10019

(c)        Citizenship:

Luminus Management, LLC—Delaware

Luminus Energy Partners Master Fund, Ltd. – Bermuda

Jonathan Barrett – United States

(d)       Title of Class of Securities:

Common Stock

(e)        CUSIP Number:

30227M105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2019, Luminus Energy Partners Master Fund, Ltd. owned zero shares of Common Stock, which is 0% of the Issuer’s outstanding Common Stock.

(a)       Amount Beneficially Owned***

Luminus Management, LLC – 0 shares

Luminus Energy Partners Master Fund, Ltd. – 0 shares

Jonathan Barrett – 0 shares

(b)       Percent of Class

Luminus Management, LLC – 0%

Luminus Energy Partners Master Fund, Ltd. – 0%

Jonathan Barrett – 0%

(c)       Number of shares as to which such person has:

(i)       sole power to vote or to direct the vote:

Luminus Management, LLC - 0 shares

Luminus Energy Partners Master Fund, Ltd. - 0 shares

Jonathan Barrett - 0 shares

(ii)        shared power to vote or to direct the vote:

Luminus Management, LLC – 0 shares

Luminus Energy Partners Master Fund, Ltd. – 0 shares

Jonathan Barrett – 0 shares

(iii) sole power to dispose or to direct the disposition of:

Luminus Management, LLC - 0 shares

Luminus Energy Partners Master Fund, Ltd. - 0 shares

Jonathan Barrett - 0 shares

(iv)       shared power to dispose or to direct the disposition of:

Luminus Management, LLC – 0 shares

Luminus Energy Partners Master Fund, Ltd. – 0 shares

Jonathan Barrett – 0 shares

***	Shares reported herein are held by Luminus Energy Partners Master Fund, Ltd. for which Luminus Management, LLC serves as the investment manager. Jonathan Barrett is the ultimate beneficial owner of Luminus Management, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §§240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2020

Luminus Management, LLC

By: /s/ Jonathan Barrett

Name: Jonathan Barrett

Title: President

Luminus Energy Partners Master Fund, Ltd.

By: /s Jonathan Barrett

Name: Jonathan Barrett

Title: Director

Jonathan Barrett

By: /s/ Jonathan Barrett

Name: Jonathan Barrett

Exhiibt 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 14, 2020, is by and among Luminus Management, LLC, Luminus Energy Partners Master Fund, Ltd. and Jonathan Barrett (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock of Celadon Group, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

LUMINUS MANAGEMENT, LLC

By: /s/ Jonathan Barrett

Name: Jonathan Barrett

Title: President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By: /s/ Jonathan Barrett

Name: Jonathan Barrett

Title: Director

JONATHAN BARRETT

By: /s/ Jonathan Barrett

Name: Jonathan Barrett